EXHIBIT 95

MINE SAFETY DISCLOSURES

During the reporting period covered by this report, our subsidiary MOR-PPM, Inc. (“PPM”) received one significant and substantial citation from the Mine Safety and Health Administration (“MSHA”) for work performed at Unimin Corporation’s Tunnel City Mine in Tomah, WI. The citation was subsequently terminated by MSHA. The total civil penalty assessed by MSHA related to PPM’s work at the Tunnel City Mine for this reporting period was $1,788.00. PPM has no other disclosures to report under section 1503 for the Tunnel City Mine for the period covered by this report.
On December 1, 2015, PPM received an imminent danger order dated November 30, 2015 issued by MSHA under Section 107(a) of the Federal Mine Safety and Health Act of 1977 for work performed at the Blair Plant in Trempealeau County, Wisconsin. The order was terminated within minutes of it being issued and no employees or equipment were injured or damaged. No civil penalty has been assessed. PPM has no other disclosures to report under section 1503 for the Blair Plant for the period covered by this report.
During the reporting period covered by this report, PPM received two citations from MSHA for work performed at the Hi-Crush Wyeville Mine in Wyeville, Wisconsin. The order was subsequently terminated by MSHA. The total civil penalty assessed by MSHA related to PPM’s work at the Wyeville Mine for this reporting period was $227.00. PPM has no other disclosures to report under section 1503 for the Wyeville Mine for the period covered by this report.
During the reporting period covered by this report, our subsidiary Southern Industrial Constructors, Inc. (“SIC”) received a single proposed civil penalty assessment of $100.00 from MSHA related to work performed at 3M Corporation’s Pittsboro Plant in Moncure, NC. The citation was subsequently terminated by MSHA. SIC has no other disclosures to report under section 1503 for the Pittsboro Plant for the period covered by this report.